SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 -----------

                                 FORM 11-K
                                ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
                                 -----------

          (Mark One):

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
|X| SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the Fiscal Year Ended December 31, 1998

                                   OR


                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

|_| SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from ______ to ______

                  Commission file number:   33-63525


                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                     SAVINGS PLAN FOR THE EMPLOYEES
                                         OF ETHYL CORPORATION

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                        Ethyl Corporation
                                          P. O. Box 2189
                                     Richmond, Virginia 23218

                            REQUIRED INFORMATION

         See Appendix 1.


                                SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                SAVINGS PLAN FOR THE EMPLOYEES OF
                                ETHYL CORPORATION



                          BY:   /s/ J. Robert Mooney
                                --------------------------------
                                J. Robert Mooney
                                Chairman of the Savings Plan Committee



Dated:  July 1, 1999

                           EXHIBIT INDEX


           23.1              Consent of Independent Auditors

                                                                Appendix 1

                     SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL
                                   CORPORATION

                                  ANNUAL REPORT

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

                                                                                                                     PAGES

Report of Independent Accountants


Financial Statements:

   Statement of Assets Available for Benefits with Fund Information at December 31, 1998

   Statement of Assets Available for Benefits with Fund Information at December 31, 1997

   Statement of Changes in Assets Available for Benefits with Fund Information for the Year
      Ended December 31, 1998

   Notes to Financial Statements


Supplemental Schedules:

   Assets Held for Investment Purposes, December 31, 1998

   Nonexempt Party-in-Interest Transactions for the Year Ended December 31, 1998                                         *

   Obligations in Default for the Year Ended December 31, 1998                                                           *

   Leases in Default for the Year Ended December 31, 1998                                                                *

   Reportable Transactions for the Year Ended December 31, 1998


*Trustee reported no such transactions, obligations or leases in default.


REPORT OF INDEPENDENT ACCOUNTANTS






To the Participants and Administrator of the Savings
     Plan for the Employees of Ethyl Corporation:

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Savings Plan for the Employees of Ethyl Corporation (the "Plan") at December 31, 1998 and 1997, and the changes in assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Richmond, Virginia
June 18, 1999

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1998


                                                                              Participant Directed
                                                   ---------------------------------------------------------------------------------
                                                                                    Mutual Funds
                                                   ---------------------------------------------------------------------------------
                                                     Pimco       Merrill      Merrill       Franklin                        Davis
                                                     Total        Lynch        Lynch        Small Cap         Ivy         New York
                                                     Return      Capital       Growth        Growth      International     Venture
                                                      Fund        Fund          Fund          Fund           Fund           Fund

Assets:
    Cash

    Investments:
      Mutual Funds:
        Pimco Total Return Fund (cost $2,036,285)  $1,997,645
        Merrill Lynch Capital Fund (cost $5,565,128)           $5,457,298
        Merrill Lynch Growth Fund (cost $1,578,529)                          $1,298,667
        Franklin Small Cap Fund (cost $4,468,792)                                          $ 4,290,455
        Ivy International Fund (cost $1,455,140)                                                          $ 1,478,952
        Davis New York Venture Fund (cost
             $2,259,655)                                                                                                 $2,448,375
      Commingled Trusts:
        Merrill Lynch Equity Index Trust (cost
             $23,786,940)
        Merrill Lynch Retirement Preservation Trust
             (cost $11,328,033)
      Common stocks:
        Ethyl Corporation (cost $30,096,499):
           Participant directed
           Non-participant directed
        Albemarle Corporation (cost $5,357,605)
        Tredegar Industries, Inc. (cost $925,778)
      Loans to participants
                                                  ----------- ------------ ------------- -------------- --------------  ------------

           Total investments                        1,997,645   5,457,298     1,298,667      4,290,455      1,478,952     2,448,375

    Receivables:
      Interest and dividends
                                                   ----------- ------------ ------------- -------------- --------------  ----------

             Assets available for benefits         $1,997,645  $5,457,298    $1,298,667     $4,290,455     $1,478,952    $2,448,375
                                                   ==========  ============ ============= ============== ==============  ==========






                                                                                          Participant Directed
                                                    --------------------------------------------------------------------------------
                                                       Commingled Trusts                     Common Stock                  Loans
                                                    --------------------------- ----------------------------------------------------
                                                   Merrill     Merrill Lynch    Ethyl      Albemarle     Tredegar
                                                   Lynch       Retirement    Corporation  Corporation  Industries, Inc.
                                                 Equity Index  Preservation    Common        Common       Common        Loans to
                                                   Trust         Trust       Stock Fund    Stock Fund    Stock Fund    Participants
Assets:
    Cash                                                          $  16,652

    Investments:
      Mutual Funds:
        Pimco Total Return Fund (cost $2,036,285)
        Merrill Lynch Capital Fund(cost $5,565,128)
        Merrill Lynch Growth Fund (cost $1,578,529)
        Franklin Small Cap Fund (cost $4,468,792)
        Ivy International Fund (cost $1,455,140)
        Davis New York Venture Fund (cost
             $2,259,655)
      Commingled Trusts:
        Merrill Lynch Equity Index Trust (cost
             $23,786,940)                          $30,782,833
        Merrill Lynch Retirement Preservation Trust
             (cost $11,328,033)                                    11,330,330
      Common stocks:
        Ethyl Corporation (cost $30,096,499):
           Participant directed                                               $   11,414,540
           Non-participant directed
        Albemarle Corporation (cost $5,357,605)                                                $ 15,647,640
        Tredegar Industries, Inc. (cost $925,778)                                                          $ 7,975,088
      Loans to participants                                                                                                 $899,003
                                                     ------------- ------------- ------------------- ---------------- --------------

           Total investments                        30,782,833     11,330,330     11,414,540     15,647,640   7,975,088      899,003

    Receivables:
      Interest and dividends                                                         128,689         66,165      14,194
                                                ---------------   ------------- ------------   ------------  ----------  -----------

             Assets available for benefits         $30,782,833    $11,346,982    $11,543,229    $15,713,805  $7,989,282     $899,003
                                                ===============  =============  ============    ===========  ========== ============

                                                                       Non-Participant
                                                                           Directed
                                                                       ----------------
                                                                         Common Stock
                                                                       ----------------
                                                                             Ethyl
                                                                          Corporation
                                                                            Common
                                                                          Stock Fund          Total

Assets:                                                                                     $  16,652
    Cash

    Investments:
      Mutual Funds:
        Pimco Total Return Fund (cost $2,036,285)                                           1,997,645
        Merrill Lynch Capital Fund (cost $5,565,128)                                        5,457,298
        Merrill Lynch Growth Fund (cost $1,578,529)                                         1,298,667
        Franklin Small Cap Fund (cost $4,468,792)                                           4,290,455
        Ivy International Fund (cost $1,455,140)                                            1,478,952
        Davis New York Venture Fund (cost
             $2,259,655)                                                                    2,448,375
      Commingled Trusts:
        Merrill Lynch Equity Index Trust (cost
             $23,786,940)                                                                  30,782,833
        Merrill Lynch Retirement Preservation Trust
             (cost $11,328,033)                                                            11,330,330
      Common stocks:
        Ethyl Corporation (cost $30,096,499):
           Participant directed                                                            11,414,540
           Non-participant directed                                        $ 9,775,539      9,775,539
        Albemarle Corporation (cost $5,357,605)                                            15,647,640
        Tredegar Industries, Inc. (cost $925,778)                                           7,975,088
      Loans to participants                                                                   899,003
                                                                        --------------  -------------

           Total investments                                                 9,775,539    104,796,365

    Receivables:
      Interest and dividends                                                   106,706        315,754
                                                                        --------------  -------------

             Assets available for benefits                                  $9,882,245   $105,128,771
                                                                        ==============  =============



The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997



                                                                          Participant Directed
                                                  ------------------------------------------------------------------------
                                                                               Mutual Funds
                                                  ------------------------------------------------------------------------
                                                    Pimco       Merrill     Merrill    Franklin                  Davis
                                                    Total        Lynch       Lynch    Small Cap      Ivy       New York
                                                    Return      Capital     Growth      Growth    International Venture
                                                     Fund        Fund        Fund        Fund        Fund        Fund

Assets:
    Cash

    Investments:
      Mutual Funds:
        Pimco Total Return Fund (cost $1,517,808) $1,502,694
        Merrill Lynch Capital Fund (cost $5,549,458)           $5,442,793
        Merrill Lynch Growth Fund (cost $396,654)                           $406,845
        Franklin Small Cap Fund (cost $250,381)                                        $ 257,818
        Ivy International Fund (cost $77,807)                                                        $78,121
        Davis New York Venture Fund (cost
             $465,317)                                                                                           $473,107
      Commingled Trusts:
        Merrill Lynch Equity Index Trust (cost
             $26,046,370)
        Merrill Lynch Retirement Preservation Trust
             (cost $20,430,188)
      Common stocks:
        Ethyl Corporation (cost $28,699,714):
           Participant directed
           Non-participant directed
        Albemarle Corporation (cost $6,440,725)
        Tredegar Industries, Inc. (cost $437,052)
      Loans to participants
                                                  ----------- ------------ ---------- ----------- ----------- ------------

           Total investments                       1,502,694    5,442,793    406,845     257,818      78,121      473,107

    Receivables:
      Interest and dividends
                                                  ----------- ------------ ---------- ----------- ----------- ------------

             Assets available for benefits        $1,502,694   $5,442,793   $406,845    $257,818     $78,121     $473,107
                                                  =========== ============ ========== =========== =========== ============




                                                                               Participant Directed
                                                  ---------------------------------------------------------------------------
                                                     Commingled Trusts                       Common Stock
                                                  ------------------------------ --------------------------------------------
                                                      Merrill     Merrill Lynch      Ethyl       Albemarle       Tredegar
                                                       Lynch        Retirement    Corporation   Corporation  Industries, Inc.
                                                    Equity Index   Preservation      Common        Common         Common
                                                       Trust          Trust        Stock Fund    Stock Fund     Stock Fund

Assets:
    Cash                                                               $  15,893

    Investments:
      Mutual Funds:
        Pimco Total Return Fund (cost $1,517,808)
        Merrill Lynch Capital Fund(cost $5,549,458)
        Merrill Lynch Growth Fund (cost $396,654)
        Franklin Small Cap Fund (cost $250,381)
        Ivy International Fund (cost $77,807)
        Davis New York Venture Fund (cost
             $465,317)
      Commingled Trusts:
        Merrill Lynch Equity Index Trust (cost
             $26,046,370)                            $26,976,114
      Merrill Lynch Retirement Preservation Trust
             (cost $20,430,188)                                       20,430,188
      Common stocks:
        Ethyl Corporation (cost $28,699,714):
           Participant directed                                                    $14,557,538
           Non-participant directed
        Albemarle Corporation (cost $6,440,725)                                                  $19,961,469
        Tredegar Industries, Inc. (cost $437,052)                                                                $ 8,923,964
      Loans to participants
                                                   ------------- --------------- ------------- ------------- ---------------

           Total investments                          26,976,114      20,430,188    14,557,538    19,961,469       8,923,964

    Receivables:
      Interest and dividends                                                 261       118,885        75,548          12,174
                                                   ------------- --------------- ------------- ------------- ---------------

             Assets available for benefits           $26,976,114     $20,446,342   $14,676,423   $20,037,017      $8,936,138
                                                   ============= =============== ============= ============= ===============


                                                  Participant   Non-Participant
                                                   Directed       Directed
                                                  ----------- ---------------
                                                    Loans      Common Stock
                                                  ----------- ----------------
                                                                  Ethyl
                                                                Corporation
                                                   Loans to       Common
                                                  Participants  Stock Fund       Total

Assets:
    Cash                                                                           $15,893

    Investments:
      Mutual Funds:
      Pimco Total Return Fund (cost $1,517,808)                                  1,502,694
        Merrill Lynch Capital Fund (cost $5,549,458)                             5,442,793
        Merrill Lynch Growth Fund (cost $396,654)                                  406,845
        Franklin Small Cap Fund (cost $250,381)                                    257,818
        Ivy International Fund (cost $77,807)                                       78,121
        Davis New York Venture Fund (cost $465,317)                                473,107
      Commingled Trusts:
        Merrill Lynch Equity Index Trust
             (cost $26,046,370)                                                 26,976,114
    Merrill Lynch Retirement Preservation Trust
             (cost $20,430,188)                                                 20,430,188
      Common stocks:
        Ethyl Corporation (cost $28,699,714):
           Participant directed                                                 14,557,538
           Non-participant directed                              $10,810,984    10,810,984
        Albemarle Corporation (cost $6,440,725)                                 19,961,469
        Tredegar Industries, Inc. (cost $437,052)                                8,923,964
      Loans to participants                          $91,776                        91,776
                                                  ----------- --------------- -------------

           Total investments                          91,776      10,810,984   109,913,411

    Receivables:
      Interest and dividends                                          86,473       293,341
                                                  ----------- --------------- -------------

             Assets available for benefits           $91,776     $10,897,457  $110,222,645
                                                  =========== =============== =============




The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1998


                                                                                                Participant Directed
                                                      ------------------------------------------------------------------------------
                                                         Pimco           Merrill         Merrill         Franklin
                                                         Total            Lynch           Lynch         Small Cap          Ivy
                                                        Return           Capital         Growth          Growth      International
                                                         Fund             Fund            Fund            Fund            Fund



Additions:
   Investment income:
       Dividends                                       $183,783         $326,302        $23,717         $58,925          $24,271
       Interest:
          Funds
          Loans to participants                             542            3,544          2,238           2,580            1,131
          Net appreciation (depreciation) in fair
                value of investments                    (12,573)          38,786       (341,461)       (211,318)          22,109
                                                      -----------   -------------   -------------   -------------     -------------
                                                        171,752          368,632       (315,506)       (149,813)          47,511

        Contributions:
             Employee contributions                     210,754          849,596        322,429         215,238           67,444
             Employer contributions
                                                      -----------   -------------   -------------   -------------     -------------
                                                        210,754          849,596        322,429         215,238           67,444
                                                      -----------   -------------   -------------   -------------     -------------

                   Total additions                      382,506        1,218,228          6,923          65,425          114,955

Deductions:
        Benefit payments                               (281,588)        (951,656)        (4,144)       (179,064)        (116,160)
                                                      -----------    ------------   -------------    -------------    -------------
                   Total deductions                    (281,588)        (951,656)        (4,144)       (179,064)        (116,160)

Interfund transfers (net)                               394,033         (252,067)       889,043       4,146,276        1,402,036
                                                      -----------    ------------   -------------    -------------    -------------
                   Total deductions and transfers       112,445       (1,203,723)       884,899       3,967,212        1,285,876
                                                      -----------    ------------   -------------    -------------    -------------
                   Net increase (decrease) for the year 494,951           14,505        891,822       4,032,637        1,400,831

Assets available for benefits, December 31, 1997      1,502,694        5,442,793        406,845         257,818           78,121
                                                      -----------    ------------   -------------    -------------    -------------
                     Assets available for benefits,
                          December 31, 1998           $1,997,645       $5,457,298     $1,298,667      $4,290,455       $1,478,952
                                                      ===========    ============   =============    =============    =============




                                                                                  Participant Directed
                                                      ------------------------------------------------------------------------------
                                                               Davis          Merrill         Merrill Lynch           Ethyl
                                                             New York          Lynch            Retirement         Corporation
                                                              Venture       Equity Index       Preservation          Common
                                                               Fund            Trust              Trust             Stock Fund



Additions:
   Investment income:
       Dividends                                              $54,764                            $856,810            $474,571
       Interest:
          Funds                                                                                    15,813
          Loans to participants                                 1,149          17,864               4,563               9,590
          Net appreciation (depreciation) in fair
                value of investments                          190,038       6,966,885               2,297          (3,455,940)
                                                           -----------     ----------          -------------     --------------
                                                              245,951       6,984,749              879,48          (2,971,779)

        Contributions:
             Employee contributions                           259,365       2,463,498             540,356             987,709
             Employer contributions
                                                           -----------     -----------         -------------     --------------
                                                              259,365       2,463,498             540,356             987,709
                                                           -----------     -----------         -------------     --------------

                   Total additions                            505,316       9,448,247           1,419,839          (1,984,070)

Deductions:
        Benefit payments                                     (228,747)     (3,551,017)         (6,704,540)           (595,609)
                                                            ----------     -----------         -----------       --------------
                   Total deductions                          (228,747)     (3,551,017)         (6,704,540)           (595,609)

Interfund transfers (net)                                   1,698,699      (2,090,511)         (3,814,659)           (553,515)
                                                            ----------     -----------         -----------       --------------
                   Total deductions and transfers           1,469,952      (5,641,528)        (10,519,199)         (1,149,124)
                                                            ----------     -----------         -----------       --------------
                   Net increase (decrease) for the year     1,975,268       3,806,719          (9,099,360)         (3,133,194)

Assets available for benefits, December 31, 1997              473,107      26,976,114          20,446,342          14,676,423
                                                           ----------     -----------         -----------        --------------
                     Assets available for benefits,
                          December 31, 1998                $2,448,375     $30,782,833         $11,346,982         $11,543,229
                                                           ==========     ===========         ===========        ==============



                                                                                                                    Non-Participant
                                                                       Participant Directed                            Directed
                                                      ------------------------------------------------------------------------------
                                                            Albemarle         Tredegar                                  Ethyl
                                                           Corporation      Industries, Inc.                          Corporation
                                                             Common            Common              Loans to             Common
                                                            Stock Fund       Stock Fund           Participants         Stock Fund



Additions:
   Investment income:
       Dividends                                             $268,619          $54,032                                  $389,119
       Interest:
          Funds
          Loans to participants                                    56              364
          Net appreciation (depreciation) in fair
                value of investments                       (1,021,756)        (445,053)                               (2,833,324)
                                                          ------------      -----------        ----------------     ------------
                                                             (753,081)        (390,657)                     0         (2,444,205)

        Contributions:
             Employee contributions                            38,607           32,552
             Employer contributions                                                                                    2,406,851
                                                          ------------      -----------        ----------------     -------------
                                                               38,607           32,552                      0          2,406,851
                                                          ------------      -----------        ----------------     -------------

                   Total additions                           (714,474)        (358,105)                     0            (37,354)

Deductions:
        Benefit payments                                   (1,451,114)        (272,984)               (10,755)          (813,932)
                                                          ------------      -----------        ----------------     -------------
                   Total deductions                        (1,451,114)        (272,984)               (10,755)          (813,932)

Interfund transfers (net)                                  (2,157,624)        (315,767)               817,982           (163,926)
                                                          ------------      -----------        ----------------     -------------
                   Total deductions and transfers          (3,608,738)        (588,751)               807,227           (977,858)
                                                          ------------      -----------        ----------------     -------------
                   Net increase (decrease) for the year    (4,323,212)        (946,856)               807,227         (1,015,212)

Assets available for benefits, December 31, 1997           20,037,017        8,936,138                 91,776         10,897,457
                                                          ------------      -----------        ----------------     -------------
                     Assets available for benefits,
                          December 31, 1998               $15,713,805        $7,989,282              $899,003         $9,882,245
                                                          ============      ===========        ================     =============






                                                      ----------------------------------------



                                                                  Total



Additions:
   Investment income:
       Dividends                                                $2,714,913
       Interest:
          Funds                                                     15,813
          Loans to participants                                     43,621
          Net appreciation (depreciation) in fair
                value of investments                            (1,101,310)
                                                            ---------------
                                                                 1,673,037

        Contributions:
             Employee contributions                              5,987,548
             Employer contributions                              2,406,851
                                                            ---------------
                                                                 8,394,399
                                                            ---------------

                   Total additions                              10,067,436

Deductions:
        Benefit payments                                       (15,161,310)
                                                             -------------
                   Total deductions                            (15,161,310)

Interfund transfers (net)                                                0
                                                             -------------
                   Total deductions and transfers              (15,161,310)
                                                             -------------
                   Net increase (decrease) for the year         (5,093,874)

Assets available for benefits, December 31, 1997               110,222,645
                                                             -------------
                     Assets available for benefits,
                          December 31, 1998                   $105,128,771
                                                             =============



The accompanying notes are an integral part of the Financial Statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    GENERAL:

    The accompanying financial statements of the Savings Plan for the Employees of Ethyl Corporation (the "Plan") have been prepared in conformity with generally accepted accounting principles.

    ACCOUNTING ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    RISKS AND UNCERTAINTIES:

    The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.

    SECURITY VALUATION:


    Investments are stated at fair value determined as follows:


      Merrill Lynch Retirement
      Preservation Trust                           - Investments in Guaranteed Investment Contracts ("GIC's")

      Mutual funds and Merrill Lynch               -  quoted market value
      Equity Index Trust

      Common stocks                                -  last published sales price on the New York Stock Exchange

      Loans to participants                        -  balances due which approximate fair value


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

      SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME:

      Security transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in assets available for benefits the "net appreciation (depreciation) in the fair value of investments" which consists of realized gains or losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant's account balance.



2.    DESCRIPTION OF PLAN:

      The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the plan agreement which is available at the main office of the plan administrator at 330 South Fourth Street, Richmond, Virginia.


3.    INVESTMENT FUNDS:

      Effective November 3, 1997, Merrill Lynch Trust Company of America was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper (collectively "Merrill Lynch" and "ML"). The Plan currently consists of 11 active options as follows:

      o ETHYL CORPORATION COMMON STOCK FUND - Invested in common stock of Ethyl Corporation;

      o ALBEMARLE CORPORATION COMMON STOCK FUND - Invested in common stock of Albemarle Corporation;

      o TREDEGAR INDUSTRIES, INC. COMMON STOCK FUND - Invested in common stock of Tredegar Industries, Inc.;

      o MERRILL LYNCH RETIREMENT PRESERVATION TRUST - A collective trust maintained by Merrill Lynch Trust Company of America and invested primarily in a broadly diversified portfolio of GIC's and BIC's, synthetic GIC's and separate accounts, in obligations of the U.S. government and U.S. government agency securities, and in high-quality money market securities;

      o MERRILL LYNCH EQUITY INDEX TRUST - A collective trust maintained by Merrill Lynch Trust Company of America, indexed to the S&P 500 Index and invested in a portfolio of equity securities designed to substantially match the S&P 500 Index;

      o MERRILL LYNCH CAPITAL FUND - Funds are invested in units of a registered investment company that is invested in domestic and/or foreign equity, debt and convertible securities;

      o MERRILL LYNCH GROWTH FUND - Funds are invested in units of a registered investment company that is invested in equity securities considered undervalued compared to market averages or the investee company's historic values;

      o PIMCO TOTAL RETURN FUND - Funds are invested in units of a registered investment company that is invested in a diversified portfolio of fixed income securities of varying maturities, including some high-yield and foreign fixed income securities;

      o DAVIS NEW YORK VENTURE FUNDS - Funds are invested in units of a registered investment company that is invested primarily in common stocks or convertible securities of companies with a market capitalization of at least $250 million. Cash or fixed-income securities may also be included in the portfolio;

      o FRANKLIN SMALL CAP GROWTH FUND - Funds are invested in a long-term capital growth fund registered investment company that is invested in equity securities of companies with market capitalizations of less than $1 billion at initial investment; and

      o IVY INTERNATIONAL FUND - Funds are invested in units of a registered investment company that is invested primarily in equity securities traded in European, Pacific Basin and Latin American markets.

      Participants currently in the Plan may select a program for investment in any of the 11 funds, or in any combination thereof. Contributions made by Ethyl Corporation (the "Company" or "Ethyl") are invested in the non-participant directed portion of the Ethyl Corporation Common Stock Fund, which contains both participant and non-participant directed balances. Transfers may be made between the funds. In addition, participants have a one time election to transfer the Company's contributions to the Ethyl Corporation Common Stock Fund into other funds during the course of their employment. Any shares tendered in connection with Ethyl's offer to purchase shares of its common stock dated August 27, 1997 are not considered as the use of the one time election.

     At December 31, 1998 and 1997, there were 985 and 1,005 active employees, respectively, participating in the Plan. As of December 31, 1998 and 1997, approximately 1,068 and 1,045 employees were eligible to participate in the Plan. Participation in each fund was as follows:


                                                           NUMBER OF PARTICIPANTS*
                                                                 DECEMBER 31,
                                                        -------------------------------
                                                              1998             1997
     Ethyl Corporation Common Stock                            1,154           1,241
     Tredegar Industries, Inc. Common Stock                      321             329
     Albemarle Corporation Common Stock                          805             951
     Loans to Participants                                       110              17
     ML Retirement Preservation Trust                            790             960
     ML Equity Index Trust                                       756             786
     ML Capital Fund                                             405             407
     ML Growth Fund                                              132              32
     PIMCO Total Return Fund                                     271             271
     Davis New York Venture Fund                                 167              27
     Franklin Small Cap Growth Fund                              164              34
     Ivy International Fund                                       73              11

     *Includes former employees


4.  CONTRIBUTIONS:

    Participants in the Plan may make pre-tax and/or after-tax contributions from 1% to 15% of their base pay, as defined in the plan document. Any combination of pre-tax and after-tax contributions are subject to the 15% limit. Ethyl makes a matching contribution to the Plan equal to 50% of participant contributions up to 10%. Participant contributions are 100% vested at all times while contributions made by Ethyl are 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.


5.  DISTRIBUTIONS:

    Benefits are recorded when paid. Employees become fully vested in matching and discretionary accounts after completing five years of service. An employee is considered to be partially vested if he or she has completed three to five years of service. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual retirement account or to another qualified plan.

6.  PARTICIPANT LOANS:

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant's account and bear a reasonable rate of interest determined by the Plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money.


7.  PLAN TERMINATION:

     Although it has not expressed any intent to do so, Ethyl has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.


8.  FEDERAL INCOME TAXES:

    The U.S. Treasury Department advised the plan administrator on July 7, 1995 that the Plan, as amended and restated effective March 1, 1994, constitutes a qualified trust under Section 401 of the Internal Revenue Code and therefore is exempt from federal income taxes. The Plan has been amended since March 1, 1994 and was restated effective January 1, 1998. Currently the U.S. Treasury Department has not reviewed the restated plan. However, the plan administrator and the Plan's tax counsel believe the Plan is designed and currently is being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made on their behalf by Ethyl or for investment income and gains received on such investments.


9.  STOCK PRICES:

    Closing stock prices per share at December 31 were as follows (as adjusted for stock splits):

                                                        1998           1997

     Ethyl Corporation Common Stock                   $ 5.625        $ 7.687
     Tredegar Industries, Inc. Common Stock            22.500         21.960
     Albemarle Corporation Common Stock                23.750         23.875

10. ADMINISTRATION EXPENSES:

    Expenses for administering the Plan are borne entirely by Ethyl and no charge is made to the Plan with respect thereto.


11. FORFEITURES:

    Employees who leave Ethyl before becoming fully vested in Ethyl contributions forfeit the value of their nonvested account. Forfeitures during a Plan year serve to reduce required Company contributions and are reflected in the statement of changes in assets available for benefits with fund information of the year in which the forfeitures are applied to Ethyl's contribution. For the year ended December 31, 1998, $194,232 of forfeitures became available and were used as a reduction of required Company contributions for the 1998 Plan year.


12. PLAN AMENDMENTS:

    Effective September 1, 1997, the Plan was amended to provide for the pass through of ownership rights to participants in the Albemarle Corporation Common Stock Fund and the Tredegar Industries, Inc. Common Stock Fund.

    The Plan was amended and restated effective January 1, 1998, to include all amendments that have been adopted since the Plan's most recent restatement; to effect changes enacted by the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, and the Taxpayer Relief Act of 1997; to reflect the appointment of a new Trustee and recordkeeper effective November 1, 1997, and specify the available investment options following this change; to permit rollover contributions into the Plan without Company approval; and certain other changes designed to ease administration.

    Effective September 1, 1998, the Plan was amended to allow non-highly compensated members as defined by the Plan document to make a pre-tax or after-tax election percentage ranging from a minimum of one percent (1%) to a maximum of 15 percent (15%) to be contributed to the Plan.

              SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1998



                                                                                                          EIN:  54-011882  PN:002


(a)     (b) Identity of issuer,               (c) Description of investment, including
           borrower, lessor or              maturity date, rate of interest, collateral,         (d) Cost of         (e) Current
              similar party                             par or maturity value                      each item            value*

   **   Ethyl Corporation             Common stock $1.00 par value (3,767,125 shares)             $30,096,499        $ 21,190,079

        Tredegar Industries, Inc.     Common stock, no par value (354,448 shares)                     925,778           7,975,088

        Albemarle Corporation         Common stock, $.01 par value (658,848 shares)                 5,357,605          15,647,640

                                      Loans to participants bearing interest at 8.5%                        -             899,003


   **   Merrill Lynch                 Retirement Preservation Trust (11,330,330 units)             11,328,033          11,330,330


   **   Merrill Lynch                 Equity Index Trust (366,803 units)                           23,786,940          30,782,833

        PIMCO                         Total Return Fund (189,530 units)                             2,036,285           1,997,645

   **   Merrill Lynch                 Capital Fund (158,596 units)                                  5,565,128           5,457,298

   **   Merrill Lynch                 Growth Fund (60,375 units)                                    1,578,529           1,298,667

        Franklin                      Small Cap Growth Fund (190,095 units)                         4,468,792           4,290,455

        Ivy                           International Fund (35,897 units)                             1,455,140           1,478,952

        Davis                         New York Venture Fund (97,896 units)                          2,259,655           2,448,375
                                                                                             -----------------  ------------------

                  Total plan investments                                                          $88,858,384       $ 104,796,365
                                                                                             =================   ==================


  *See Note 1 of notes to financial statements.

**Denotes a party in interest to the Plan

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
Item 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998



        a.                            b.                      c.              d.           e.           f.              g.
 Identity of Party      Description of Asset (Include      Purchase        Selling       Lease       Expense       Cost of Asset
     Involved             interest rate and maturity        Price           Price        Rental      Incurred
                              in case of a loan)                                                   With Trans
                                                                                                    action(1)

                       PURCHASES

*Ethyl Corporation     Common stock(2)                     $ 3,285,176                                               $ 3,285,176

*Merrill Lynch         Equity Index Trust (3)                4,960,372                                                 4,960,372

*Merrill Lynch         Retirement Preservation Trust(4)      7,102,903                                                 7,102,903

*Merrill Lynch         Pending Settlement Fund(5)            5,343,239                                                 5,343,239

                       SALES

*Ethyl Corporation     Common stock(6)                                       2,861,941                                 3,256,129

*Merrill Lynch         Equity Index Fund(7)                                  8,120,538                                 7,219,801

*Merrill Lynch         Retirement Preservation Trust(8)                     16,205,059                                16,205,059

*Merrill Lynch         Pending Settlement Fund(9)                            5,344,875                                 5,344,875

                    *  Denotes a party-in-interest to the Plan










        a.                            b.                         h.              i.
 Identity of Party      Description of Asset (Include      Current Value     Net Gain or
     Involved             interest rate and maturity        of Asset on        (Loss)
                              in case of a loan)            Transaction
                                      Date
                       PURCHASES

*Ethyl Corporation     Common stock(2)                       $  3,285,176

*Merrill Lynch         Equity Index Trust (3)                   4,960,372

*Merrill Lynch         Retirement Preservation Trust(4)         7,102,903

*Merrill Lynch         Pending Settlement Fund(5)               5,343,239

                       SALES

*Ethyl Corporation     Common stock(6)                          2,861,941        (394,188)

*Merrill Lynch         Equity Index Fund(7)                     8,120,538         900,737

*Merrill Lynch         Retirement Preservation Trust(8)        16,205,059

*Merrill Lynch         Pending Settlement Fund(9)               5,344,875

                    *  Denotes a party-in-interest to the Plan


                    (1)Ordinary brokerage charges on purchases or sales          (5)186 purchase transactions
                       transactions are included in the purchase price           (6)408 sales transactions
                       or shown as a reduction of sales price                    (7)374 sales transactions
                    (2)288 purchase transactions                                 (8)413 sales transactions
                    (3)339 purchase transactions                                 (9)190 sales transactions
                    (4)534 purchase transactions


